UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2 )*

Under the Securities Exchange Act of 1934

UWM Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

91823B109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pacific Credit Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,337,977 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,337,977 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,337,977 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of (i) 3,230,439 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of UWM Holdings Corporation (the “Issuer”) held directly by Pacific Credit Corp. (“PCC”) and (ii) 2,107,538 shares of Class A Common Stock issuable upon exercise of warrants (“Warrants”) to purchase shares of Class A Common Stock of the Issuer held directly by PCC as of December 31, 2022.

(2)

Based upon 92,575,551 shares of Class A Common Stock outstanding as of November 2, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022.

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,667,977 (1)
	7	0
	8	SHARED DISPOSITIVE POWER 5,667,977 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,667,977 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 3,230,439 shares of Class A Common Stock owned directly by PCC, (ii) 2,107,538 shares of Class A Common Stock issuable upon exercise of Warrants to purchase shares of Class A Common Stock of the Issuer held directly by PCC, (iii) 30,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #4, a trust for the benefit of one of Mr. Gores’s children, (iv) 150,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #5, a trust for the benefit of one of Mr. Gores’s children and (v) 150,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #6, a trust for the benefit of one of Mr. Gores’s children, in each case as of December 31, 2022. Mr. Gores is the Chief Executive Officer of PCC and, accordingly, may be deemed to have beneficial ownership of the securities owned directly thereby.

(2)

Based upon 92,575,551 shares of Class A Common Stock outstanding as of November 2, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 4, 2022.

CUSIP No. 91823B109

Item 1.	(a) Name of Issuer

UWM Holdings Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

585 South Boulevard E, Pontiac, Michigan, 48341

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Sponsor IV LLC (“Sponsor”), (ii) AEG Holdings, LLC (“AEG”), (iii) Pacific Credit Corp., a Delaware corporation (“PCC”), and (iv) Alec Gores, the Chief Executive Officer of PCC (“Mr. Gores” and, collectively, the “Reporting Persons”). Each of Sponsor and AEG previously held securities of the Issuer that were reported on the Statement on Schedule 13G filed by Sponsor, AEG and Mr. Gores and Amendment No. 1 thereto, but no longer own any such securities and are included herein solely to reflect the disposition of such securities previously owned. As of Amendment No. 1 to the initial Statement on Schedule 13G, PCC beneficially owned less than 5% of the outstanding Class A Common Stock and, accordingly, its ownership was reported in a footnote. As PCC currently owns greater than 5% of the outstanding Class A Common Stock, PCC has been added as a Reporting Person to this Amendment No. 2 to the Statement on Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)	Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)	CUSIP Number

91823B109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2022, neither Sponsor nor AEG had beneficial ownership of any shares of Class A Common Stock. PCC had shared voting and dispositive power with respect to 5,337,977 shares, consisting of (i) 3,230,439 shares of Class A Common Stock held directly by PCC and (ii) 2,107,538 shares of Class A Common Stock issuable upon exercise of warrants (“Warrants”) to purchase shares of Class A Common Stock held directly by PCC. Mr. Gores had shared voting and shared dispositive power with respect to 5,667,977 shares of Class A Common Stock, consisting of (i) 3,230,439 shares of Class A Common Stock held directly by PCC, (ii) 2,107,538 shares of Class A Common Stock issuable upon exercise of Warrants held directly by PCC, (iii) 30,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #4, a trust for the benefit of one of Mr. Gores’s children, (iv) 150,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #5, a trust for the benefit of one of Mr. Gores’s children and (v) 150,000 shares of Class A Common Stock owned directly by NBI Irrevocable Trust #6, a trust for the benefit of one of Mr. Gores’s children. As Chief Executive Officer of PCC, Mr. Gores has voting and dispositive power with respect to the securities owned directly by PCC and, accordingly, may be deemed to have beneficial ownership of the securities owned directly thereby. The Reporting Persons are filing this Amendment No. 2 to the Statement on Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, because of their beneficial ownership of greater than 5% of the outstanding shares of Class A Common Stock as of December 31, 2022.

CUSIP No. 91823B109

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of the date hereof:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 0 shares of Class A Common Stock.

(ii)	AEG is the beneficial owner of 0 shares of Class A Common Stock.

(iii)	PCC is the beneficial owner of 5,337,977 shares of Class A Common Stock.

(iii)	Mr. Gores is the beneficial owner of 5,667,977 of Class A Common Stock.

(b)	Percent of class:

(i)	0% for Sponsor;

(ii)	0% for AEG;

(iii)	5.6% for PCC; and

(iv)	6.0% for Mr. Gores.

The percentages used herein and in the rest of this Amendment No. 2 to the Statement on Schedule 13G are calculated based upon 92,575,551 shares of Class A Common Stock outstanding as of November 2, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 4, 2022.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for AEG;

0 shares for PCC; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for AEG;

5,337,977 shares for PCC; and

5,667,977 shares for Mr. Gores.

CUSIP No. 91823B109

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for AEG;

0 shares for PCC; and

0 shares for Mr. Gores.

(iv)	shared power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for AEG;

5,337,977 shares for PCC; and

5,667,977 shares for Mr. Gores.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 91823B109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023

GORES SPONSOR IV LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

PACIFIC CREDIT CORP.

By:	/s/ Alec Gores
Name: Alec Gores
Title: Chief Executive Officer

ALEC GORES

/s/ Alec Gores
Alec Gores

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Sponsor IV LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

AEG Holdings, LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

Pacific Credit Corp.	9800 Wilshire Blvd. Beverly Hills, CA 90212	Delaware corporation

Alec Gores	c/o AEG Holdings, LLC	United States citizen
9800 Wilshire Blvd.
Beverly Hills, CA 90212